NEWS RELEASE

Endeavour Acquires San Pedro Properties In Guanacevi Silver
District, Durango, Mexico

Vancouver, Canada – December 12, 2007 - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) announces the acquisition of an option to purchase the San Pedro properties, located about 6 km northwest of Endeavour’s operating Porvenir Mine, in the Guanacevi silver district, Durango State, Mexico.

The 15 San Pedro properties (330 hectares) cover the heart of the historic San Pedro sub-district north of Guanacevi, and include the famous El Soto, Nuevo Australia, Noche Buena and Buena Fe silver mines. They boost Endeavour’s land holdings in Guanacevi by 53% to 957 hectares, and give the Company a major new prospective area to explore for high grade silver deposits.

Like the Guanacevi district, the San Pedro sub-district was originally founded in the late 1500’s for its famously high grade silver ores. However, unlike Guanacevi, the silver mineralization at San Pedro is found in manto orebodies where high angle vein structures crosscut the shallow dipping contact of Cretaceous conglomerates with overlying Tertiary andesites.

By the early 1900’s, the El Soto and Nueva Australia mines were developed and producing from 9 levels and 12 shafts down to a maximum depth of 167 m. In 1921, the Mexico Consolidated Mining and Smelting Co. Ltd. reported that the rich silver manto ores at El Soto-Nueva Australia typically graded 1000-2000 gpt silver, 1-30 gpt gold, and 1-10% lead-zinc, with direct shipping smelter ores assaying up to 20,000 gpt silver.

East and down-dip of El Soto-Nueva Australia lie the Noche Buena and Buena Fe Mines, which recorded minor historic production, but similar high grade ores. In this area, the hangingwall andesites are strongly altered to clay and adularia, mineralized with pyrite and anomalous in silver, suggesting buried mineralization at depth. Dr. Larry Buchanan, author of some of the most definitive technical papers on epithermal vein systems, visited the San Pedro sub-district in 1993 and wrote, “The Buena Fe area presents a very attractive exploration target for major tonnages of manto ore. The size and intensity of the geochemical anomalies and of the wallrock alteration suggest that the Buena Fe area may host as much mineralization as has been mined in the past from San Pedro.”

He estimated past production from El Soto-Nueva Australia and other mines in San Pedro at around 450,000 tonnes grading 1500 gpt silver and 1.5 gpt gold, or 25 million oz silver-equivalent. Endeavour believes this historic estimate to be reasonably accurate based on the known extent of underground mine workings at San Pedro. However, the Company has not independently verified this historic estimate and so it should not be relied upon.

Endeavour can acquire a 100% interest in the San Pedro properties, by paying 120,000 common shares and issuing 60,000 warrants to purchase 60,000 shares at US$4.69 within a 1 year period, upon receipt of regulatory approval and a further 570,776 shares within a 24 month period. The vendor will retain a 1% net smelter royalty on mineral production.

In addition, the Company will provide the Vendor with up to US$400 per meter to advance the Buena Fe adit during the 24 month option period. Any ores produced from this tunnel will be used to repay Endeavour’s investment, after which the net profits will be shared equally (50/50) with the Vendor.

In this way, Endeavour anticipates generating positive cash flow to help pay for the exploration programs on the properties. A Phase 1 program of IP-Resistivity geophysics and geological mapping is expected to commence in Q1, 2008 in order to help target the prospective vein-manto intersections for drilling.

Bradford Cooke, Chairman and CEO, commented, “ The San Pedro properties not only substantially expand Endeavour’s prospective land-holdings at its Guanacevi Mines Project, they also provide the Company with most of the San Pedro sub-district to explore for new high grade silver manto deposits. We are thrilled by the opportunities for new silver discoveries at San Pedro.”

Barry Devlin, M.Sc., P. Geo., the Vice President of Exploration for Endeavour, is the Qualified Person who reviewed this news release.

Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango and Bolanitos in Guanajuato, coupled with the Company’s aggressive acquisition and exploration programs in Mexico, should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, M.Sc., P.Geo., President and COO is the Qualified Person for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.